787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 26, 2022

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock 2037 Municipal Target Term Trust

(Securities Act File No. 333-250205, Investment Company Act File No. 811-23621)

Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock 2037 Municipal Target Term Trust (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Nicole Ventura of Willkie Farr & Gallagher LLP by telephone on August 11, 2022 regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for the Trust on July 28, 2022.

For the convenience of the Staff, the comments regarding the Registration Statement are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Comment No. 1:	Please confirm supplementally the Trust will not reimburse the Advisor for offering costs associated with the Trust’s initial public offering.

Response No. 1:	The Trust confirms that the Trust will not reimburse the Advisor for any offering costs associated with the Trust’s initial public offering.

*    *    *    *    *    *     * *    * *

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

September 26, 2022

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock, Inc.

Bomi Lee, Esq., BlackRock Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

David C. Howe, Esq., Willkie Farr & Gallagher LLP